

Ohab and Company, P.A.

100 E. sybelia Ave. Suite 130
Maitland, FL 32751

Certified PlibIlC Accountants
Email: pam@ohabco.eom

Telephone 407-740-731 1
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
SFI International, LLC

We have audited the accompanying statement of financial condition of SFI International, LLC. as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of SFI International, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the fina ncial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI International, LLC as of December 31 , 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of SFI International, LLC's financial statements The supplemental information is the responsibility Of SFI International, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the Schedule I is fairly stated, ill all material respects, in relation to the financial statements as a whole,

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 28, 2016